UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                               GENAERA CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.002 per share
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                         (Title of Class of Securities)

                                    36867G100
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                                 (CUSIP Number)


                                Mitchell D. Kaye
                         Xmark Opportunity Partners, LLC
                        301 Tresser Boulevard, Suite 1320
                               Stamford, CT  06901
                                 (203) 653-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 25, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     36867G100
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1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   United States

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     Number of                          7)  Sole Voting Power:        3,176,814*
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     Shares Beneficially                8)  Shared Voting Power:
                                            ------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   3,176,814*
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     Person With                       10)  Shared Dispositive Power:
                                            ------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    3,176,814*
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      18.2%*

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14)  Type of Reporting Person (See Instructions):  IA

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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Genaera Corporation, a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of July 25, 2007, Opportunity LP held 458,770 shares of common stock, $0.002 par value per share (the "Common Shares"), of the Company, and warrants to purchase up to 210,375 Common Shares of the Company at an exercise price of $3.6606 per share and up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of July 25, 2007, Opportunity Ltd held 1,055,397 Common Shares of the Company and warrants to purchase up to 411,205 Common Shares of the Company at an exercise price of $3.6606 per share and up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of July 25, 2007, JV Partners held 1,662,647 Common Shares of the Company and warrants to purchase up to 27,500 Common Shares of the Company at an exercise price of $18.90 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

Based upon information set forth in the Company's most recent Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on May 1, 2007, there were 104,677,789 (or 17,446,298 as a result of the below-mentioned reverse split) Common Shares of the Company issued and outstanding as of April 30, 2007. The Company implemented a reverse split of its common stock effective at the close of trading on May 11, 2007. As a result of the reverse stock split, every six shares of the Company's common stock were combined into one share of the Company's common stock. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,176,814 Common Shares of the Company, or 18.2% of the Common Shares of the Company deemed issued and outstanding as of July 25, 2007.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the Common Shares and warrants on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10Q, as filed with the Securities and Exchange Commission on May 1, 2007, there were 104,677,789 (or 17,446,298 as a result of the below-mentioned reverse split) Common Shares of the Company issued and outstanding as of April 30, 2007. The Company implemented a reverse split of its common stock effective at the close of trading on May 11, 2007. As a result of the reverse stock split, every six shares of the Company's common stock were combined into one share of the Company's common stock.

          As of July 25, 2007, Opportunity LP held 458,770 Common Shares of the Company, and warrants to purchase up to 210,375 Common Shares of the Company at an exercise price of $3.6606 per share and up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of July 25, 2007, Opportunity Ltd held 1,055,397 Common Shares of the Company and warrants to purchase up to 411,205 Common Shares of the Company at an exercise price of $3.6606 per share and up to 12,500 Common Shares of the Company at an exercise price of $18.90 per share. As of July 25, 2007, JV Partners held 1,662,647 Common Shares of the Company and warrants to purchase up to 27,500 Common Shares of the Company at an exercise price of $18.90 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,176,814 Common Shares of the Company, or 18.2% of the Common Shares of the Company deemed issued and outstanding as of July 25, 2007.

          The following table details all of the transactions since the date of event which required filing of the Schedule 13D Amendment No. 4 with the Securities and Exchange Commission by Opportunity Partners in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were purchases effected by the Funds in ordinary brokerage transactions):


                   Number of                                Purchase Price
    Date           Shares             Security Type         per Share ($)
    ----           ---------          -------------         --------------

    7/10/2007        10,000           Common Shares             2.8140
    7/11/2007        17,300           Common Shares             2.6334
    7/12/2007        36,461           Common Shares             2.6070

    7/13/2007        13,061           Common Shares             2.7168
    7/16/2007        12,843           Common Shares             2.6465
    7/17/2007        33,376           Common Shares             2.5802
    7/18/2007        12,482           Common Shares             2.5851
    7/23/2007        10,000           Common Shares             2.7189
    7/24/2007        11,900           Common Shares             2.7211
    7/25/2007         9,900           Common Shares             2.6891
    7/25/2007        15,000           Common Shares             2.6451

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 6, 2007                                XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:      /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).